GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

ONE MARINA PARK DRIVE, SUITE 900

BOSTON, MA 02210

TELEPHONE:  (617) 648-9100      FACSIMILE:  (617) 648-9199

September 8, 2014

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Tom Jones

Re:	Vitae Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 29, 2014
File No. 333-198090

Dear Messrs. Mancuso and Jones:

On behalf of Vitae Pharmaceuticals, Inc. (the “Company”), we submit this letter in supplemental response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 5, 2014 (the “Staff’s Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on August 28, 2014 (“Amendment No. 1”).  This letter supplements our letter dated September 8, 2014, in which we responded to Comment No. 2 of the Staff’s Letter.

On behalf of the Company, we are also electronically transmitting Pre-effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 3. The marked copy shows changes from Amendment No. 1.  The Company respectfully advises the Staff that Amendment No. 2 to the Registration Statement was filed on August 29, 2014 solely to file certain exhibits.

In this letter, we recite the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Overview, page 1

1.                                      Although we have chosen not to comment further on your response to prior comment 2 at this time, we remind you of the acknowledgements mentioned at the end of this letter that you must include with any request to accelerate the effective date of this registration statement.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and will include the acknowledgements mentioned at the end of the Staff’s Letter with any request to accelerate the effective date of the Registration Statement.

Stock-Based Compensation, page 66

2.                                      Please refer to your correspondence dated August 28, 2014.  Please address the following comments to bridge the gap between the mid-point of the estimated IPO price and the $.23 estimated grant-date fair value of your common stock on June 24, 2014:

•                  Please explain in more detail why you assigned an aggregate probability weighting of 62.5% to four IPO scenarios whereby the scenarios ranged from $.22 per share to $.54 per share.

•                  Explain to us in more detail why you utilized a present value discount factor based on a 12% weighted average cost of capital over a period of between approximately 0.5 years and 1.5 years based on near term and longer term IPO timing scenarios.

•                  Explain to us when you were aware that you would achieve a $6 million milestone payment during the third quarter of 2014 and why you did not factor this into your fair value analysis of your common stock as of June 24, 2014.

•                  Provide to us other business developments and factors that would contribute to the difference between the $.23 estimated grant date fair value of your common stock on June 24, 2014 and the mid-point of the estimated IPO price.

RESPONSE TO COMMENT 2:

As mentioned above, the Company respectfully advises that it has responded to this comment by separate correspondence, dated September 8, 2014.

Product Pipeline, page 80

3.                                      Please disclose when Investigational New Drug applications were filed for the first two product candidates in the table on page 80, the party who filed the applications and the specific indication listed in the application.  If no such applications have been filed to support your clinical trials, please disclose why the applications were not required.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comments and has incorporated changes into Amendment No. 3 in order to address them.

The Company respectfully advises the Staff that the clinical development of both VTP-34072 and VTP-37948 are the sole responsibility of Boehringer Ingelheim GmbH (“BI”), as described in the respective license agreements for each program and in the prospectus.   No Investigational New Drug (“IND”) has been filed in the United States for either VTP-34072 or VTP-37948, nor are such filings required.  INDs have not been required to date because clinical trials are being, and have been, conducted by BI in Germany.

Collaborations, page 106

4.                                      We note your response to prior comment 8.  Please expand the disclosure in the penultimate paragraph on page 108 to describe briefly the adjustments to timing and to the amount of development milestone payment obligations. In this regard, clarify whether you agreed to increase or decrease the timing and payments and quantify, if material, the amount of the adjustment.

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comments and has incorporated changes into Amendment No. 3 in order to address them.

Principal Stockholders, page 145

5.                                      Please expand the last sentence of the first paragraph of your response to prior comment 14 to tell us the number of members or general partners, as applicable, of each of Venrock’s affiliated funds.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comments and respectfully advises that voting and dispositive power for the following Venrock affiliate funds are controlled by the number of members, general partners or persons having similar titles and responsibilities as listed below:

a.              Venrock Associates III, L.P. — this fund has an entity that serves as its sole general partner, Venrock Management III, LLC, which is listed below.

b.              Venrock Associates, L.P.  —  4 natural persons

c.               Venrock Entrepreneurs Fund III, L.P.  — this fund has an entity that serves as its sole general partner, VEF Management III, LLC, which is listed below.

d.              Venrock Management III, LLC — 5 natural persons

e.               VEF Management III, LLC — 4 natural persons

6.                                      Please be advised that we may have further comments after you provide the information regarding Boehringer in response to prior comment 14.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and respectfully advises that it has incorporated changes into Amendment No. 3 in response to prior comment 14.  The Company respectfully advises that Theo Nieuwenhuis and Dr. Michel Pairet are the Managing Directors of Boehringer Ingelheim R&D Beteiligungs GmbH (‘‘BI R&D’’), an affiliate of BI and the holder of record of the shares of the Company’s capital stock purchased in connection with the BI collaborations. The Managing Directors share voting and dispositive power over the shares held by BI R&D. Mr. Nieuwenhuis and Dr. Pairet disclaim beneficial ownership over the shares owned by BI R&D, except to the extent of any pecuniary interest therein.

7.                                      Please expand your disclosure to quantify the number of shares subject to each indication of interest from a principal stockholder or its affiliates.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and has incorporated changes into Amendment No. 3 in order to address it.

*       *       *       *       *

Please do not hesitate to contact me at (617) 648-9165 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Stephen M. Wheeler

Stephen M. Wheeler
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:                                Jeffrey S. Hatfield, Vitae Pharmaceuticals, Inc.

Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP